Exhibit 99.2

Script of Audio Recording of Financial Results

For Cash America International, Inc. for the First Quarter of 2016

Dated: April 28, 2016

Speaker: Yolanda Walker - Vice President of Corporate Communications and Public Relations at Cash America

Thank you for listening. I am Yolanda Walker, the Vice President of Corporate Communications and Public Relations at Cash America. I am pleased to welcome you to an audio summary of our financial results for the first quarter of 2016 with our Chief Financial Officer, Tom Bessant.

Before Tom begins, I’d like to remind you that all statements made during his remarks that relate to future results and events are forward-looking statements that are based on current expectations. Actual results and events could differ materially from those projected in the forward-looking statements because of a number of risks and uncertainties, which are discussed in our SEC filings, including Forms 10-K, 10-Q, 8-K and other reports and statements, and the cautionary statements on our website under Investor Relations or our press releases that were filed today. We assume no obligation to update our forward-looking statements.

I also want to mention before Tom proceeds that a reconciliation of any non-GAAP information provided on this call to the most directly comparable GAAP information is available in our April 28, 2016 press release. Non-GAAP financial information is not meant as a substitute for GAAP results but is included solely for the informational and comparative purposes.

Speaker: Thomas A. Bessant, Jr. – Executive Vice President and Chief Financial Officer

Welcome to a commentary on the first quarter 2016 financial results for Cash America. You will see in our published earnings release this morning, we have expanded the text details of the financial results, so I will address the highlights here and invite you to call if you need clarification or have questions.

The company’s first-quarter 2016 financial results exceeded our expectations as Cash America reported $.42 per share in earnings for the first quarter 2016 compared to reported earnings per share of $.27 in the first quarter of 2015, up 56%. However, in the prior year first quarter we incurred

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Q1 2016 RESULTS AUDIO TRANSCRIPT
Tom Bessant Comments

reorganization and severance costs equivalent to two cents per share, so adding that back to the prior year reported results created $.29 per share so, the current 2016 earnings-per-share of $.42 would be up 45% on an adjusted basis. This exceeds the top end of our previously published range of estimates for the first quarter 2016 of between 35 cents and $.41 per share.

Likewise, we are pleased to report that operating income increased 22% year-over-year to $19.7 million and [Adjusted] EBITDA was $33.3 million, up 6% year-over-year. Also we continued to achieve success in our strategic goal of improving marginal profitability as operating income as a percentage of net revenue increased to 13.7% in the first quarter of 2016, compared to 11.0% in the prior year.

The most eagerly awaited metric for the first quarter was same-store pawn loan balance as management hoped to break the trend of negative year-over-year comps at the conclusion of the first quarter. We are pleased to report that as of March 31, 2016 same-store pawn loan balances were up 1.2% compared to down 1/2% in the first quarter of 2015, and they were up sequentially from the down .5% as of year-end 2015. This important metric has been a long time coming and should favorably impact results going forward.

In addition, Cash America reported its first year-over-year increase in total revenue in 5 quarters as total revenue of $277.2 million was up 2% year-over-year, however, the strategic decision to reduce unsecured short-term consumer lending activities resulted in lower net fees from that product which combined with a small loss on the sale of gold and diamonds to reduce net revenue by 2.1% to $144 million. However, same-store net revenue excluding the nonstrategic items of net consumer loan fees and commercial sale of gold and diamonds was up 3.9% in the first quarter 2016 versus down 1.5% in the first quarter 2015, and was up sequentially almost twice as high as the fourth quarter 2015 number of 2.1%.

The unsecured consumer loan business continues to be a diminishing piece of the total revenue of the company. In the first quarter of 2016 the revenue from the single-pay unsecured consumer loan product represented only 4% of total company revenue, while all unsecured consumer loans, which includes our installment loan product, was 7% of total revenue.

Moving back to the core business, while total gross profit margin fell to 27.5% in the current quarter this number was significantly impacted by the small loss on the sale of commercial gold and diamonds. More importantly, retail sales in the company’s storefront locations increased 2% and retail gross profit margin improved 120 basis points to 32.9% from 31.7% in the prior year. So retail gross profit dollars increased 6% on a 2% increase in retail sales as the company continues to make progress driving retail sales in its storefront locations.

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Q1 2016 RESULTS AUDIO TRANSCRIPT
Tom Bessant Comments

Finally, I would add that the loss on commercial gold and diamonds was expected and included in our guidance numbers for the first quarter based on the prevailing low gold prices in the open market. You’ll also remember that the first-quarter 2015 results included an unusually high 22% gross profit margin on the sale of gold and diamonds which dropped significantly in Q2 and throughout the rest of 2015. The recent improvement in the market price of gold should provide a small level of relief for commercial sales in Q2, however, I do not expect a meaningful contribution and it could also be a small loss.

So in conclusion, overall the metrics coming out of the first quarter were healthy, led by an increase in same-store pawn loan balances of 1.2% and an increase in retail gross profit margin on higher levels of retail sales within our store locations.

Before I get into the outlook for the second quarter and the remainder of 2016, I would like to update you on our share repurchase activity, we repurchased 844,000 shares of our stock during the first quarter, at an average price of $31.41 per share, representing an investment of $26.5 million. The repurchases in the first quarter of 2016 represented approximately 3% of the diluted shares outstanding at the beginning of the quarter. We finished the quarter with approximately $48.3 million in cash on the balance sheet and nothing outstanding under our line credit. The net debt balance at the end of the first quarter of 2016, which is total debt less the cash on the balance sheet, was $131 million, resulting in a net debt-to-total capital ratio of approximately 11% and leverage ratio of 1.1 times trailing 12 months adjusted EBITDA.

As we look at the second quarter of 2016, management expects marginal profitability to continue to improve as we have managed to a lower level of total expenses. As I discussed in the January conference call you’ll see that our aggregate expense figures are trending lower and we expect to get the benefit of higher same-store pawn loan balances in the second quarter of 2016. We expect the second quarter 2016 earnings-per-share to be in a range of between 12 cents and $.18 per share compared to an adjusted EPS of 6 cents per share in the second quarter of 2015, which excluded a $0.03 per share gain on the disposition of equity securities and a $0.01 per share loss on early extinguishment of debt. This growth is expected despite the continued burden of lower consumer loan fees, net losses and little to no profitability from the commercial sale of gold and diamonds.

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Q1 2016 RESULTS AUDIO TRANSCRIPT
Tom Bessant Comments

The success of the first quarter 2016 and our outlook for the remainder of the year allows us to increase our full-year guidance to between $1.30 and $1.50 per share from our previous range of between $1.25 and $1.45 per share, compared to $1.01 cents per share for fiscal year 2015. We have also revised our guidance for full year [Adjusted] EBITDA to between $125MM and $133MM.

Thank you for your time. This concludes my commentary on the financial results of Q1 2016.

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